FloSpine Holdings, Inc.



ANNUAL REPORT

3651 FAU Blvd, Suite 400

Boca Raton, FL 33431

(561) 705-3080

https://flospine.com/

This Annual Report is dated May 4, 2023.

BUSINESS

FloSpine Holdings, Inc. is the parent company and sole owner of its subsidiary, FloSpine, LLC, a Florida limited liability company managed by the same directors and officers of FloSpine Holdings, Inc. The Company began business operations under FloSpine, LLC on March 17, 2011, when it was organized under Florida law. The Company operated under this name and in June 2, 2022, management incorporated FloSpine Holdings, Inc. as a new entity under Delaware law and restructured FloSpine, LLC to be its subsidiary.

FloSpine, LLC, develops and designs spinal implants for patients suffering from complex and less severe spinal conditions.

FloSpine LLC a subsidary of FloSpine Holdings, Inc. works with innovative spine surgeons across the US to develop the latest spinal implants and instrumentation for use in spine surgery in hospitals and surgery centers. FloSpine LLC currently has 3 FDA-cleared products and has generated over $9.5 million in revenue since our first initial product launch in 2015, with over 20,000+ implants in patients.

FloSpine, LLC is dedicated to providing relief to patients by introducing cutting-edge technology to spine surgeons. FloSpine, LLC is focusing on minimally invasive surgical techniques which result in shorter hospital stays and faster recovery for patients.

In addition, FloSpine, LLC has 6 issued patents with 4 Patent Applications (2 International) and 3 FDA 510(k) clearances. 'FloSpine', 'Canaveral', 'Largo' 'Panama' and 'We've Got Your Back' are current issued Trademarks for FloSpine, LLC.

Previous Offerings

Previous Offerings under FloSpine LLC:
Name: Common Stock
Type of security sold: Equity
Final amount sold: $625,000.22
Number of Securities Sold: 1,001,095
Use of proceeds: Operationa and launching new products
Date: July 06, 2020
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $100,000.00
Number of Securities Sold: 150,466
Use of proceeds: Oprations and inventory purchasses
Date: October 12, 2021
Offering exemption relied upon: Section 4(a)(2)

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $157,399.84
Number of Securities Sold: 9,580,500
Use of proceeds: Founder investment for start up
Date: September 15, 2014
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $60,000.00
Number of Securities Sold: 466,200
Use of proceeds: Start up capital
Date: February 27, 2015
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $47,619.05
Number of Securities Sold: 600,000
Use of proceeds: Start up capital

Date: November 18, 2014
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

FloSpine, LLC was started in March 17, 2011. On June 2, 2022, FloSpine Holdings, Inc. a Delaware Company was formed which became the 100% owner of FloSpine, LLC. All existing shareholders were transferred from the LLC to the C-Corp on a 1-to-1 basis. FloSpine Holdings, Inc. has 2 classes of common shares. Class A Common Stock are voting shares and Class B Common Stock are non-voting shares. There are no preferred shares allocated in the new c-corp.

Revenue

In 2021 FloSpine, LLC sales were $1,557,981 and in 2022 the sales were $2,020,171 a 23% increase year over year. The main increase in these sales was the continued success of the Panama Cervical Plate System and an increase in surgeon usage of our existing products. FloSpine currently sells products in 8 US states and continues to expand into new areas. We believe that the U.S. is the most important market for us to demonstrate the success of our existing products before we expand internationally.

Cost of sales

Cost of sales for FloSpine, LLC in 2022 was $530,698, an increase of $60,127 from costs of $470,571 in fiscal year 2021. This is mainly due to FloSpine, LLC increasing its inventory and instruments to meet the demand of surgeon usage.

Gross margins

Gross margins were 74% and 70% for years 2021 and 2022 respectively. FloSpine, LLC has seen an increase in materials and manufacturing costs from our suppliers after the Covid-19 epidemic, however these costs have stabilized this past year. This increase was brought on by logistical supply chain issues stemming from the Covid-19 epidemic and has been a typical scenario across multiple industries.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, and research and development expenses.

Expenses in 2022 increased $101,225 from 2021 to $1,893,027. The majority of this increase was due to additional advertizing and marketing expenses due to the Regulation CF in 2022.

FloSpine, LLC is continually developing new products and currently has 1 new medical devices pending FDA approval. In March, 2023 FloSpine received FDA clearance on its new 3D Printed titanoum cage, Ti-Largo. We expect to launch this new product by July this year. We immediately expect additional revenues from this product to be around $65,000 a month. The Company has experienced negative cash flows for the previous 3 years as it has spent increased revenue on R&D activities, which include testing, regulatory activities, and purchasing new product inventory to launch the product. The Company also continues to purchase additional inventory and instruments to grow sales with its existing product line.

Historical results and cash flows:

FloSpine, LLC expects sales to increase year over year. This is due to the increasing demand by a large growing older population. FloSpine is currently investing in building up its spine implant portfolio. The cost of developing new implants and bringing them to market is high, however, once launched, FloSpine's gross market is around 70%.

FloSpine, LLC generates its revenue by selling its implants to hospitals and surgery centers. FloSpine, LLC spends a lot of its capital on purchasing the instrument kits that it loans to hospitals at no cost. Hospitals and surgery centers pay for the products the surgeon uses during a spine procedure.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $61,072.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

FloSpine LLC
Creditor: TD Bank
Amount Owed: $138,239.25
Interest Rate: 3.25%
Maturity Date: September 26, 2026
Debt is backed by FloSpine assets.

Creditor: TD Bank
Amount Owed: $28,769.02
Interest Rate: 8%
Maturity Date: December 19, 2027
Debt is backed by FloSpine assets.

Creditor: SBA EIDL Loan
Amount Owed: $1,768,900.00

Interest Rate: 3.75%

Maturity Date: May 13, 2050

FloSpine's assets and personal gaurenteed by FloSpine's President/CEO

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Peter Harris

Peter Harris's current primary role is with FloSpine LLC. Peter Harris currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: President/CEO

Dates of Service: June, 2022 - Present

Responsibilities: President/CEO has the responsibility to carry out the mission and is responsible for the overall management and operation of all aspects of the organization. Currently takes a salary of $130,000 a year.

Position: Corporate Treasurer

Dates of Service: June, 2022 - Present

Responsibilities: Manage cash flow and financial risks for the business. Help to develop financial policies and strategies for the company.

Position: Director

Dates of Service: June, 2022 - Present

Responsibilities: Oversees the company's business operations, financial performance, investments, and ventures. Supervises, guides, and delegates executives in their duties. Ensures company policies and legal guidelines are clearly communicated.

Other business experience in the past three years:

Employer: FloSpine LLC

Title: President/CEO

Dates of Service: March, 2011 - Present

Responsibilities: President/CEO has the responsibility to carry out the mission and is responsible for the overall management and operation of all aspects of the organization. Peter's primary function is leading FloSpine LLC, which is the operational side and is 100% owned by FloSpine Holdings Inc. Peter dedicates a few hours managing FloSpine Holdings Inc and approximately 60 hours/week working for FloSpine LLC.

Name: Waldi Harris

Waldi Harris's current primary role is with FloSpine LLC. Waldi Harris currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director of Administration & Principal Accounting Officer

Dates of Service: June, 2022 - Present

Responsibilities: Develop, implement, and monitor day-to-day operational systems, including inventory control. Uphold the organization's policies and standards, and ensure that companys standard operational policies are being followed. Waldi currently does a majority of the corporate accounting duties, including finance, banking, etc. Currently takes a salary of $74,000 per year.

Position: Corporate Secretary

Dates of Service: June, 2022 - Present

Responsibilities: Responsible for assuring the company stays in compliance with both regulatory and statutory requirements. Also is responsible for executing all of the decisions, resolutions and changes put forth by the Board of Directors.

Position: Director

Dates of Service: June, 2022 - Present

Responsibilities: Oversees the company's business operations, financial performance, investments, and ventures. Supervises, guides, and delegates executives in their duties. Ensures company policies and legal guidelines are clearly communicated.

Other business experience in the past three years:

Employer: Boca Raton Regional Hospital

Title: Registered Nurse/IBCLC

Dates of Service: April, 2009 - February, 2022

Responsibilities: Registered Nurse in hospital. Patient care and doctor support. Educator and Lactation Specialist.

Other business experience in the past three years:

Employer: FloSpine LLC

Title: Managing Partner

Dates of Service: March, 2022 - Present

Responsibilities: Inventory Management. Waldi's primary function is managing FloSpine LLC, which is the operational side and is 100% owned by FloSpine Holdings Inc. Waldi contributes a couple of hours managing FloSpine Holdings Inc and approximately 50 hours/week working for FloSpine LLC.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Common Stock

Stockholder Name: Harris Revocable Trust (Peter Harris and Waldi Harris serve as co-trustees)
Amount and nature of Beneficial ownership: 9,580,800
Percent of class: 100.0

RELATED PARTY TRANSACTIONS

FloSpine Holdings, Inc. a Delaware Company was formed on 6/2/2022 which became the 100% owner of FloSpine, LLC, a Florida registered company. FloSpine Holdings Inc, does not own any other entities.

OUR SECURITIES

The company has authorized Class A Common Stock, and Class B Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 368,964 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 40,000,000 with a total of 9,580,800 outstanding.

Voting Rights

The holders of the Class A Common Stock are entitled to one (1) vote for each share of Class A Common Stock held at all meetings of stockholders (and all written actions in lieu of meetings).

Material Rights

Dividends. The holders of then outstanding shares of Common Stock shall be entitled to receive, only when, as and if declared by the Corporation's board of directors (the "Board"), at their sole discretion, out of any funds and assets legally available therefore. Any declared dividends will be calculated on a pro rata basis according to the numbers of shares of Common Stock (together as a single class) owned by such holders. There are no other material rights such as liquidation, pre-emptive rights, rights of first refusal, and any drag along/tag along rights.

Class B Common Stock

The amount of security authorized is 60,000,000 with a total of 6,778,151 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

The total amount outstanding includes 125,625 shares to be issued pursuant to stock options, reserved but unissued.

The total amount outstanding includes 2,124,375 shares to be issued pursuant to stock options issued.

Dividends. The holders of the outstanding shares of Common Stock shall be entitled to receive, only when as, and if declared by the Corporation's board of directors (the "Board"), at their sole discretion, out of any funds and assets legally available therefore. Any declared dividends will be calculated on a pro-rata basis according to the numbers of shares of Common Stock (together as a single class) owned by such holders. There are no other material rights such as liquidation, pre-emptive rights, rights of first refusal, and any drag along/tag along rights.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Risk Factors Please review below to update and/or identify any risks that are specific to your company's present business and financial condition. Risk factors that date back to your company's launch on the platform may be outdated and may need to be modified. Uncertain Risk An investment in FloSpine Holdings, Inc. also referred to as "we", "us", "our", "FloSpine", or "Company" involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the FloSpine Shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess. The transferability of the Securities you are buying is limited Any Class B Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the orthopedic spinal market industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. We may not have enough capital as needed and may be required to raise more capital. FloSpine may decide to have additional funding rounds in the future. This will result in your ownership percentage becomming decreased with the addition of more investors. In addition, FloSpine may requiring additional access to credit in order to support our working capital requirements. If we are unable to find additional investors willing to provide capital, then it is possible that this could result in FloSpine performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. Some of our products are still in prototype phase and might never be operational products FloSpine is developing new products to complement its existing spinal implant portfolio. Some of these products are currently pending FDA review and others are still in the research and development phase. It is possible that some of these products do not receive FDA approval or pass any clinical testing, and may never be commercialized. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties To keep being competitive in the maket place, FloSpine needs to be on the cutting edge of research and development. This will entail developing new products for the spinal market. We are currently in the research and development stage of a number of producta and have only manufactured a prototype of these new products. These are the KeyLift Expandable

Interlaminar Device and the Ti Largo 3D printed titanium interbody cage projects. Delays or cost overruns in the development of these products and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with No Voting Rights The Company's Class B Common Stock (non-voting) that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns 6 patents and 5 trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks FloSpine relies on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on FloSpine could harm our reputation and materially negatively impact our financial condition and business. The amount raised in this offering may include investments from company insiders or immediate family members. Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Additional Risk to the Spinal Medical Device Industry Additional risk may include, among other things: our ability to achieve or sustain profitability; our ability to successfully demonstrate the merits of our technologies; pricing pressure from our competitors, hospitals and changes in third-party coverage and reimbursement; competition and our ability to develop and commercialize new products; aggregation of hospital purchasing from collaboration and consolidation; hospitals and other healthcare providers may be unable to obtain adequate coverage and reimbursement for procedures performed using our products; the safety and efficacy of our products is not yet supported by long-term clinical data; our dependence on a limited number of third-party suppliers; our ability to maintain and expand our network of direct sales employees, independent sales agencies and international distributors and their level of sales or distribution activity with respect our products; concentration of sales from a limited number of spinal systems or products that incorporate these technologies; loss of the services of key members of our senior management, consultants or personnel; ability to enhance our product offerings through our research and development efforts; failure to properly manage our anticipated growth; acquisitions of or investments in new or complementary businesses, products or technologies; ability to train surgeons on the safe and appropriate use of our products; requirements to maintain high levels of inventory; impairment of our goodwill or intangible assets; or an ability to ship a sufficient number of our products to meet demand; ability to strengthen our brand; fluctuations in insurance cost and availability; extensive governmental regulation; in the United States; failure to obtain or maintain regulatory approvals and clearances; requirements for new 510(k) clearances, premarket approvals; medical device reporting regulations in the United States; voluntary corrective actions by us or our distribution or other business partners or agency enforcement actions; a recall of our products; withdrawal or restrictions on our products or the discovery of serious safety issues with our products; possible enforcement action if we engage in improper marketing or promotion of our products; the misuse or off-label use of our products; delays or failures in any future clinical trials; the results of clinical trials; environmental laws and regulations; compliance by us or our sales representatives with FDA regulations or fraud and abuse laws; U.S. legislative or regulatory healthcare reforms; medical device tax provisions in the healthcare reform laws; our need to generate significant sales to become profitable; potential fluctuations in sales volumes and our results of operations may fluctuate over the course of the year; uncertainty in our future capital needs; failure to comply with restrictions in our revolving credit facility; continuing worldwide economic instability; our inability to protect our intellectual property rights; the outcome of potential claims that we, our employees, our independent sales agencies or our distributors have wrongfully used or disclosed alleged trade secrets or are in breach of non-competition or non-solicitation agreements with our competitors; potential product liability lawsuits; the potential impact of any future acquisitions, mergers, dispositions, joint ventures, investments or other strategic transactions we may make; and other risks and uncertainties. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company's Form C.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 4, 2023.

FloSpine Holdings, Inc.

By   /s/ *Peter M Harris*

      Name: FloSpine Holdings, Inc.

      Title: President/CEO, Director and Corporate Treasurer

Exhibit A

FINANCIAL STATEMENTS

FloSpine, LLC
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

FloSpine, LLC ("the Company") was formed in Florida on March 17th, 2011. The Company earns revenue by developing and manufacturing spinal implants that are then be sold to hospitals and surgery centers. The Company's headquarters is in Boca Raton, Florida. The Company's customers are currently located in the United States. FloSpine plans to sell outside the US in the future.

The Company has conducted a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized when the final accounting of items used per surgery is determined and invoiced. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021.

A summary of the Company's property and equipment is below.

Property Type	Useful Life (in years)	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/22
Furniture	7	1,792	1,792	-	-
Equipment	5 - 7	1,245,897	776,435	-	469,462
Grand Total	**-**	**1,247,689**	**778,227**	**-**	**469,462**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Inventory

The Company's inventory consists of finished goods. Inventory is stated at cost and a summary of the Company's inventory is below.

Inventory Type	2022	2021
Finished Goods	824,337	678,534
Grand Total	824,337	678,534

Intangible Assets

The Company's intangible asset consists of software and is recorded at cost less accumulated amortization and impairment losses on a systematic basis over its life of 5 years. The ending balance of this asset was $15,906 and $10,631 as of December 31, 2021 and 2022, respectively.

Other Income

In 2021, the Company's PPP loan of $36,852 was forgiven in full. The second PPP loan of $29,470 was reasonably considered forgiven as of December 31, 2021. Please see "Debt" note for further information.

Lease

In November 2019, the Company entered into a lease agreement with the Florida Atlantic Research and Development Authority for space to conduct its business operations. The lease has a month-to-month term that does not exceed 24 months commencing on January 1st, 2020. The lease calls for monthly payments of $2,205 plus applicable tax of $143. The Company incurred rent expense of $65,500 and $71,058 as of December 31, 2021 and 2022, respectively.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

In 2015, the Company authorized a Unit Option Plan ("the Plan") for the purposes of attracting and retaining the best available personnel. A total of 2,250,000 Common Units of ownership interest are subject to this Plan. The Company's management will determine the exercise price per Common Unit. At the discretion of the Company's Board Members, any outstanding Options are subject to an exchange program where they are surrendered or cancelled in exchange for Options of a different kind.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of t heir fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options		Weighted Average Exercise Price		Weighted Average Intrinsic Value
Total options outstanding, January 1, 2020	945,000	$	0.001	$	-
Granted	332,500	$	0.001	$	-
Exercised	-	$	0.001	$	-
Expired/cancelled	(820,000)				
Total options outstanding, December 31, 2020	457,500	$	0.001	$	-
Granted	725,000	$	0.001	$	-
Exercised	-	$	0.001	$	-
Expired/cancelled	(10,000)				
Total options outstanding, December 31, 2021	1,182,500	$	0.001	$	-
Options exercisable, December 31, 2021	115,000	$	0.001	$	-

	Nonvested Options		Weighted Average Fair Value
Nonvested options, January 1, 2020			
Granted	945,000	$	-
Vested	115,000	$	-
Forfeited	(820,000)	$	-
Nonvested options, December 31, 2020	240,000	$	-
Granted	725,000	$	-
Vested	296,250	$	-
Forfeited	(10,000)	$	-
Nonvested options, December 31, 2021	1,251,250	$	-

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

<u>Recent Accounting Pronouncements</u>

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

In November 2016, the Company entered into a loan agreement for $100,000 with an interest rate of 4.35% and maturity in November 2021. This loan is secured by all tangible and intangible personal property and had an ending balance of $1,774 and $0 as of December 31, 2021 and 2022, respectively.

In April 2020, the Company entered into a Paycheck Protection Program (PPP) loan for $30,852 with an interest rate 1.00% and maturity in April 2022. An additional deposit of $6,000 was made in May 2020 bringing the total principal balance to $36,852. This loan is not secured and had an ending balance of $36,852 as of December 31, 2020. This loan was subsequently forgiven in full in 2021.

In May 2020, the Company entered into an Economic Injury and Disaster Loan (EIDL) for $150,000 with an interest rate of 3.75% and maturity in May 2050. Since then, the loan has been modified twice in July and November of 2021 to increase the total principal balance to $1,768,900 with all terms remaining equal. This loan is secured by all tangible and intangible personal property and had an ending balance of $1,778,709 and $1,845,223 as of December 31, 2021 and 2022, respectively.

In April 2021, the Company entered into a second Paycheck Protection Program (PPP) loan for $29,470 with an interest rate of 1% and maturity in April 2026. This loan is not secured and was forgiven in full in March 2022; however, because it was reasonably assured that this loan will be subsequently forgiven, the Company considered it other income as of December 31, 2021.

In September 2021, the Company entered into a loan agreement for $240,000 with an interest rate of 3.25% and maturity in September 2026. This loan is secured by the Company's inventory and equipment and had an ending balance of $224,542 and $179,133 as of December 31, 2021 and 2022 respectively.

In November 2022, the Company entered into a loan agreement for $139,300 with an interest rate of 8.46% and maturity in May 2024. This loan is unsecured and had an ending balance of $131,561 as of December 31, 2022.

NOTE 6 – EQUITY

The Company has authorized 30,000,000 Class A Common Units with a par value of $0.0001 per unit. 9,580,800 units were issued and outstanding as of December 31, 2020 and 2021.

The Company has authorized 30,000,000 Class B Common Units with a par value of $0.0001 per unit. 3,376,590 and 4,528,151 units were issued and outstanding as of December 31, 2020 and 2021, respectively.

The Company has authorized 40,000,000 Preferred Units of which 10,601,501 shall be designated as Series A Preferred Units. 940,416 Series A Preferred Units were issued and outstanding as of December 31, 2020 in exchange for investors' capital contributions of $625,000. In October 2021, the Company's Board Members made a Series A Preferred Capital Call requesting the outstanding balance of $1,875,000 owed from Series A Members in accordance with the Company's Operating Agreement. This balance was due November 3rd, 2021 and none of the Series A Members have complied with the Capital Call. As a result, the Board Members voted to convert all issued and outstanding Series A Preferred Units into Class B Common Units at a rate equal to each Series A Member's ownership percentages. Because the original capital contributions carried an interest rate of 6%, a total of $665,328 was converted in exchange for 1,001,095 Class B Common Units.

Class A Common Units and Preferred Units are entitled to one vote per unit. Class B Common Units are non-voting.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 19, 2022, the date these financial statements were available to be issued.

In January 2022, the Company extended its month-to-month lease agreement with the Florida Atlantic Research and Development Authority. The lease agreement calls for monthly payments of $5,500 plus applicable tax commencing on February 1st, 2022

In March 2022, the Company's second PPP loan of $29,470 was officially forgiven in full. Please see "Debt" note for further information.

Effective June 2nd, 2022, FloSpine Holdings, Inc. a Delaware corporation (the "Corporation") was formed and became the 100% owner of FloSpine, LLC as stated in the Third Amended and Restated Limited Liability Company Operating Agreement of the LLC. The Unitholders who held 100.00% of the Common Units of the LLC (as set out on in that certain Second Amended and Restated Limited Liability Company Operating Agreement of the LLC, dated as of June 2nd, 2020), agreed to exchange FloSpine, LLC units for the issuance of FloSpine Holdings Inc, shares. The Class A and Class B Common Holders' Units were transferred to the Corporation on a 1-to-1 basis and received an equal number of shares of Common Stock at a par value of $0.0001.

In 2022, the Company obtained FDA approval for three of its products with one still pending. The Company also has a total of six patents, three of which are still pending.

	Year Ended December 31,	
	2022	2021
Revenue	$ 2,020,171.00	$ 1,557,981.00
Cost of Revenue	$ 530,698.00	$ 470,571.00
Gross Profit	$ 1,489,473.00	$ 1,087,410.00
Operating Expenses		
Advertising and Marketing	$ 51,498.00	$ 687.00
General Administrative	$ 1,347,597.00	$ 962,378.00
Research and Development	$ 272,557.00	$ 600,553.00
Rent and Lease	$ 71,058.00	$ 73,758.00
Depreciation	$ 144,293.00	$ 148,412.00
Amortization	$ 6,024.00	$ 6,024.00
Total Operating Expenses	$ 1,893,027.00	$ 1,791,812.00
Operating Income (Loss)	$ (403,554.00)	$ (704,402.00)
Other Income		
Interest Income	$ 5,439.00	$ 8.00
Other	$ -	$ 66,322.00
Total Other Income	$ 5,439.00	$ 66,330.00
Other Expense		
Interest Expense	$ 76,470.00	$ 61,681.00
Total Other Expense	$ 76,470.00	$ 61,681.00
Provision for Income Tax	$ -	$ -
Net Income (Loss)	$ (474,585.00)	$ (699,753.00)

	As of December 31,	
	2022	2021
ASSETS		
Current Assets		
Cash and Cash Equivalents	$ 281,341.00	$ 885,057.00
Accounts Receivable	$ 326,283.00	$ 160,731.00
Prepaid Expenses	$ -	$ 18,211.00
Inventory	$ 824,337.00	$ 678,534.00
Total Current Assets	$ 1,431,961.00	$ 1,742,533.00
Non-current Assets		
Furniture and Equipment; net of Accumulated Depreciation	$ 469,462.00	$ 406,000.00
Intangible Assets; Software, net of Accumulated Amortization	$ 10,631.00	$ 15,906.00
Total Non-Current Assets	$ 480,093.00	$ 421,906.00
TOTAL ASSETS	$ 1,912,054.00	$ 2,164,439.00
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	$ 127,577.00	$ 254.00
Short-Term Debt	$ 45,575.00	$ 1,774.00
Accrued Interest		$ 8,687.00
Current Portion of Longterm Debt	$ 172,454.00	$ 40,893.00
Accrued Wages and commissions	$ -	$ 53,429.00
Total Current Liabilities	$ 345,606.00	$ 105,037.00
Long-Term Liabilities		
Long-Term Debt	$ 167,008.00	$ 183,650.00
EIDL	$ 1,769,000.00	$ 1,769,000.00
Accrued Interest- EIDL	$ 76,223.00	$ 9,709.00
Total Long-Term Laibilities	$ 2,012,231.00	$ 1,962,359.00
TOTAL LIABILITIES	$ 2,357,837.00	$ 2,067,396.00
EQUITY		
Members Capital	$ 523,116.00	$ 793,663.00
Accumulated Deficit	$ (968,899.00)	$ (696,619.00)
Total Equity	$ (445,783.00)	$ 97,044.00
TOTAL LIABILITIES AND EQUITY	$ 1,912,054.00	$ 2,164,440.00

	Jan - Dec 22	Jan- Dec 21
OPERATING ACTIVITIES		
Net Income	-474,585.00	-699,753.00
Adjustments to reconcile Net Income		
to net cash provided by operations:		
Accounts Receivable	-165,553.00	51,382.00
Due From Flospine Holdings, Inc	-1,000.00	
Inventory-Implants	-145,803.00	-75,195.00
Pre Paid Insurance	18,211.00	20,000.00
Accounts Payable	127,577.00	-42,604.00
SVB CC 4302 / 6084	639.00	
American Express	44,683.00	
Accrued Wages Payable	-2,927.00	-18,152.00
Commissions Payable	-50,502.00	
TD Bank LOC - 9002	-1,774.00	
Loan Payable - Short Term	131,561.00	
Accrued Interest Short Term	-8,687.00	
Net cash provided by Operating Activities	-528,160.00	-764,322.00
INVESTING ACTIVITIES		
Furniture and Equipment	-2,800.00	
Instruments	-204,955.00	-264,598.00
Accumulated Depreciation	144,293.00	154,435.00
Intangible Asset - Software	-749.00	-5,490.00
Intangible Asset - Software:Accumulated Amortization	6,024.00	
Net cash provided by Investing Activities	-58,187.00	-115,653.00
FINANCING ACTIVITIES		
Capital Inflow	61,072.00	100,000.00
Accrued Interest	66,514.00	58,724.00
Debt Additions Net of Repayemnt		1,703,206.00
TD Bank LOC - 9001	28,770.00	
TD Bank LOC - 9004	-45,411.00	
Member 1 Equity-P.Harris	-124,727.00	-165,080.00
Undistributed Earnings	-3,587.00	
Net cash provided by Financing Activities	-17,369.00	1,696,850.00
Net cash increase for period	-603,716.00	816,875.00
Cash at beginning of period	885,057.00	68,182.00
Cash at end of period	**281,341.00**	**885,057.00**

Consolidated Statement of Changes in Member Equity
FloSpine Holdings, Inc.

	Class A Common		Class B Common		Series A Preferred		Accumulated Adjustments	Accumulated Deficit	Accumulated Adjustments	Totsl Member Equity
	# of Units	Amount	# of Units	Amount	# of Units	Amount				
Beginning Balance at 1/1/2021	9,580,800	255,096	3,376,590	107,619	940,416	625,000	$ -	$ -	$ (166,166)	$ 821,549
Issuance of Series A Preferred Units	-	-	-	-			-	-	-	
Conversion of Series A Preferred Units			1,001,095	665,328	940,416	625,000				40,328
Issuance of Class B Common Units			150,466	100,000						100,000
Capital Distributions		(165,080)								(165,080)
Net Income (loss)									(699,753)	(699,753)
Ending Balance 12/31/2021	9,580,800	90,016	4,528,151	872,947	-	-	-	-	(865,919)	97,044
Issuance of Class B Common Units			2,250,000	60,072						60,072
Capital Distributions		(128,314)								(128,314)
Net Income (loss)									(474,585)	(474,585)
Ending Balance 12/31/2022	9,580,800	(38,298)	6,778,151	933,019	-	-	-	-	(1,340,504)	(445,783)



I, Peter Harris the Principal Executive Officer of FloSpine Holdings, Inc hereby certify that the financial statements of FloSpine Holdings, Inc and notes thereto for the periods ending 2021 and 2022 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

FloSpine Holdings, Inc has not yet filed its federal tax return for 2022 and was not in existence for the previous tax year.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 28th day of April, 2023.

Digitally signed by Peter Harris
DN: cn=Peter Harris, o=FloSpine,
LLC, ou=President/CEO,
email=pharris@flospine.com,
c=US
Date: 2023.04.28 17:46:14 -04'00'

_____ (Signature)
 President, CEO, Director, and Corporate Treasurer

 April 28, 2023_____ (Date)

CERTIFICATION

I, Peter M Harris, Principal Executive Officer of FloSpine Holdings, Inc., hereby certify that the financial statements of FloSpine Holdings, Inc. included in this Report are true and complete in all material respects.

Peter M Harris

President/CEO, Director and Corporate Treasurer